                                                              EXHIBIT 99.1

PROSPECTUS



                               US DIAGNOSTIC INC.


                         93,000 shares of Common Stock

         This Prospectus relates to the resale (the "Offering") by three stockholders (the "Selling Stockholders") of US Diagnostic Inc. (the "Company") of up to 93,000 shares of the Company's Common Stock, par value $.01 per share ("Common Stock"). The Common Stock is quoted on the Nasdaq National Market (the "NNM") under the symbol "USDL". On November 20, 1996, the last reported sale price of the Common Stock on the NNM was $9.50 per share.

         The securities offered by this Prospectus may be sold from time to time by the Selling Stockholders, or by their transferees. The distribution of the securities offered hereby may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

         The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

         All expenses of the registration of securities covered by this Prospectus, estimated to be $2,000, will be borne by the Company, except that Selling Stockholders will pay any commissions and fees applicable to Common Stock sold by a Selling Stockholder and fees of others employed by a Selling Stockholder, including attorneys' fees.

         The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.

         SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is  November 27, 1996

                            AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"), a Registration Statement on Form S-8 under the Act, covering the securities offered by this Prospectus. For further information with respect to the Company and the securities offered, reference is made to the Registration Statement and the exhibits filed as part thereof, which may be examined without charge and copies of such material can be obtained at prescribed rates from the Public Reference Section maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. The Company is also required to file proxy statements with the SEC. Such reports and other information filed by the Company with the SEC in accordance with the Exchange Act may be inspected, without charge, at the Public Reference Section of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any portion of the material may be obtained from the Public Reference Section of the SEC upon payment of the prescribed fees. Materials can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Securities and Exchange Commission (File No. 1-13392) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference, except as superseded or modified herein:

         1. The Company's Annual Report on Form 10-KSB and 10KSB/A for the year ended December 31, 1995, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

         2. The Company's Reports on Form 8-K dated March 29, 1996, May 28, 1996; June 5, 1996, June 28, 1996 and July 24, 1996;

         3. The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996;

         4. The Company's Registration Statement on Form 8-A declared effective on October 20, 1994, registering the Common Stock under the

Exchange Act;

         and all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

         Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 777 S. Flagler Drive, West Palm Beach, Florida 33401, Attention: President, telephone (407) 832-0006.

                              PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" include US Diagnostic Inc. and its consolidated subsidiaries.

                                 The Company

         US Diagnostic Inc. is the leading provider specializing in the acquisition, operation and management of multi-modality diagnostic imaging centers ("Imaging Centers") and related medical facilities in the United States. Diagnostic imaging procedures are used to diagnose various diseases and physical injuries through the use of magnetic resonance imaging, computed axial tomography, mammography, X-ray, ultrasound and other technologies. The use of non-invasive diagnostic imaging has grown rapidly in recent years because it allows physicians to quickly and accurately diagnose a wide variety of diseases and injuries without exploratory surgery or other invasive procedures, which are usually more expensive, risky and debilitating for patients.

         The Company's objective is to become the leading network provider of outpatient imaging services in the United States. The Company believes that the highly fragmented nature of the diagnostic imaging industry provides a significant opportunity to build rapidly through acquisitions a multi-regional company focused primarily on this industry. The Company believes that managed care and other third-party payors will increasingly prefer to contract for service on a national or regional basis, and that the

Company's development of a multi-regional network of centers will permit it to obtain such contracts on favorable terms. Industry sources estimate that there are over 2,200 Imaging Centers currently operating in the U.S., the substantial majority of which are owned and operated on an independent basis. The Company believes that there are and will continue to be many attractive acquisition opportunities because Imaging Center operators are finding it more difficult to compete independently as managed care becomes more prevalent. The Company currently owns 112 diagnostic imaging facilities and manages 19 other radiology facilities in 16 states.

         The Imaging Centers acquired by the Company generally are the dominant or sole non-hospital-affiliated outpatient facility in their geographic markets and have a strong physician referral base and/or numerous managed care contracts. Following acquisition, the Company provides management and administrative systems, marketing and technical support, centralized billing, collection and payable services, and often is able to renegotiate debt, equipment leasing, radiology and supply agreements to increase cash flow and operating efficiency at its Imaging Centers. Each acquired Imaging Center has been profitable immediately following acquisition and the Company is typically able to increase the profit level of acquired facilities over historical levels. The Company offers state-of-the-art diagnostic imaging technologies, has upgraded the imaging equipment at several locations following acquisitions, and is adding new modalities and procedures at most locations.

         The Company was incorporated in Delaware on June 17, 1993. The Company's executive offices are located at 777 S. Flagler Drive, Suite 1006 West, West Palm Beach, Florida 33401 and its telephone number is (407) 832-0006/(800) 7 USDLAB.

                        Summary Financial Information

                                                              Actual                                    Pro Forma(2)
                                        ----------------------------------------------------      ----------------------------
                                        Period From                                   Nine Months                        Nine Months
                                        June 17, 1993       Year Ended                   Ended               Year Ended    Ended
                                        to December         December 31,              September 30           December  September 30,
                                        31, 1993(1)    1994          1995          1995         1996          31, 1995      1996
                                        --------     ----------   -----------   ----------  -----------     -----------  -----------
                                                                (dollars in thousands except per share data)
  Statement of Operations Data:
  Revenues                              $    338     $    5,082   $    28,839   $   17,875  $    66,269     $    17,875  $   144,217
                                        --------     ----------   -----------   ----------  -----------     -----------  -----------
  Net income (loss) before
    extraordinary item                      (194)          (640)        3,025        2,026        7,121           2,707       13,202
  Net income (loss) after
    extraordinary item                      (194)          (640)        3,331        2,026        7,121           7,121       13,584

  Per Share (3):
  Primary:
  Earnings before extraordinary
    item                                $   (.29)    $     (.48)  $       .61   $      .43  $       .53     $       .86  $       .93
  Extraordinary item                          --             --           .06           --           --             .04           --
                                        --------     ----------   -----------   ----------  -----------     -----------  -----------
  Net earnings (loss)                   $   (.29)    $     (.48)  $       .67   $      .43  $       .53     $       .90  $       .93
                                        ========     ==========   ===========   ==========  ===========     ===========  ===========

  Fully diluted:
  Earnings (loss) before
    extraordinary item                  $   (.29)    $     (.48)  $       .57   $      .43  $       .47     $       .71  $       .77
  Extraordinary item                          --            --            .03           --           --             .02           --
                                        --------     ----------   -----------   ----------  -----------     -----------  -----------
  Net earnings (loss)                   $   (.29)    $     (.48)  $       .60   $      .43  $       .47     $       .73  $       .77
                                        ========     ==========   ===========   ==========  ===========     ===========  ===========

  Weighted average shares outstanding:
  Primary.............................   674,542      1,328,033     4,996,021    4,662,733   13,321,161       7,882,247   14,617,549
  Fully diluted.......................   674,542      1,328,033    11,761,427    4,662,733   18,625,386      20,509,947   19,921,774

                                                                 December 31, 1995                September 30, 1996
                                                                 -----------------           ----------------------------
                                                                       Actual                Actual          Pro Forma(4)
  Balance Sheet Data:
  Working Capital............................................          $  5,946              $ 92,599         $42,472
  Total assets...............................................          57,279                271,916          333,077
  Long-term liabilities......................................          21,653                102,857          133,703
  Minority interest..........................................          716                   2,573            3,663

  Shareholders' equity.......................................          24,493                141,944          150,092

  ---------------------------

  (1) The Company commenced operations on June 17, 1993.
  (2) Assumes all 1996 acquisitions and pending acquisitions to be completed in 1996 were completed as of July 1, 1996 for the three months ended September 30, 1996 and January 1, 1996 for the nine months ended September 30, 1996.
  (3) No cash dividends have been declared or paid by the Company.
  (4) Assumes all pending acquisitions were completed as of September 30, 1996.



                                 The Offering

  Securities Offered by the Company.............      None.


  Common Stock Offered by the Selling
    Stockholders................................      93,000 shares


  Common Stock Outstanding at
   October 31, 1996.............................      23,440,201 shares

  Nasdaq National Market Symbol.................      USDL


(1) Includes 1,163,853 shares of Common Stock are being held in escrow (the "Escrow Shares") that are expected to be forfeited and contributed to the capital of the Company if the Company does not attain certain earnings levels does not achieve certain targets by March 31, 1997.

                                 RISK FACTORS

         In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following considerations before purchasing the Debentures offered hereby.

         No Assurance of Continued Rapid Growth. The Company commenced operations in June 1993, completed its first clinical laboratory acquisition in October 1993 and its first imaging acquisition in June 1994. The Company has grown primarily through acquisitions, of which 10 were completed in 1995 and several of which are expected to be completed by June 30, 1996. The Company's ability to meet its objective to become the leading network provider of imaging services is dependent to a large extent upon its continuing ability to continue to consummate acquisitions of Imaging Centers and Therapy Centers and to increase revenues after completion of each such acquisition. The process of identifying suitable acquisition candidates and proposing, negotiating and completing acquisitions is lengthy and complex. In certain markets there is substantial competition for potential acquisitions. There can be no assurance that the Company will be able to sustain its rapid rate of growth.

         Management of Planned Rapid Growth. The Company's financial performance is substantially dependent upon its ability to integrate the operations of acquired Imaging Centers and Therapy Centers into the Company's infrastructure, reduce operating expenses of acquired entities, its ability to deliver equivalent service to clients immediately after an acquisition without significant interruption or inconvenience and various other risks associated with the acquisition of businesses, including expenses associated with the integration of the acquired businesses. In order to manage its planned continuing rapid growth, the Company will be required to hire additional management and implement new systems. Although to date the acquired entities have been operated by the Company on a profitable basis and successfully integrated into the Company, there can be no assurance that the Company will be able to successfully operate these and other operations that may be acquired in the future. Several potential acquisitions being considered by the Company are substantially larger than those acquired in the past, which will substantially increase revenues but may also pose additional operational issues. If the Company is unable to manage growth effectively, the Company's operating results could be materially adversely affected.

         Dependence on Third Party Reimbursement. Approximately 95% all of the Company's revenues are derived from third party payors. For 1995, the Company derived approximately 69% of its revenues from non-government payors and approximately 26% from government sponsored healthcare programs (principally, Medicare and Medicaid). The Company's revenues and profitability may be materially adversely affected by the current trend in the healthcare industry toward cost containment as government and private third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with services providers. Continuing budgetary constraints at both the federal and state level and the rapidly escalating costs of healthcare and reimbursement programs have led, and may continue to lead, to significant reductions in government and other third party reimbursements for certain medical charges and to the negotiation of reduced contract rates or capitate or other financial risk-shifting payment systems by third party payors with service providers. Both the federal government and various states are considering imposing limitations on the amount of funding available for various healthcare services. The Company cannot predict whether or when any such proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals would have on the Company. In addition, rates paid by private third party payors, including those that provide Medicare supplemental insurance, are generally higher than Medicare payment rates. Changes in the mix of the Company's patients among the non-government payors and government sponsored healthcare programs, and among different types of non-government payors and government sponsored healthcare programs, and among different types of non-government payor sources, could have a material adverse effect on the Company. Further reductions in payments to physicians or other changes in reimbursement for healthcare services could have a material adverse effect on the Company, unless the Company is otherwise able to offset such payment reductions through cost reductions, increased volume, introduction of new procedures or otherwise.

         Reliance and Restrictions on Patient Referrals. The Company is highly dependent on referrals from physicians who have no contractual or economic obligation to refer patients to the Company's facilities. If a sufficiently large number of physicians elected at any time to stop referring patients to with the Company, it would have a material adverse effect on the Company's results of operations. In particular, due to the potential for disruption of the physician relationship in connection with the assumption of control of a facility, there can be no assurance that the Company will retain all of the business conducted by that facility at the time of the acquisition. To date, the Company has experienced a decline in referrals only to its clinical laboratory business and one Imaging Center, although this Center is still profitable.

           Federal and state laws generally restrict physicians from referring their patients to entities, including diagnostic testing and radiation oncology therapy facilities, in which the physicians have a financial interest. This precludes physicians from referring Medicare patients to the Company if the physician has any financial relationship with the Company. Violations of the law may result in denial of payments for the service, requirement to refund payment for the service, assessment of civil monetary penalties, and exclusion of the physicians from the Medicare and Medicaid programs. Such self-referral prohibitions apply in certain states to additional third party payors, including private insurance companies and workers' compensation programs. Further, the federal anti-kickback statute prohibits persons or entities from offering or receiving remuneration for the referral of patients or the inducement of the purchase of a service covered by Medicare, Medicaid or other state healthcare programs, including payments for the referral of patients to clinical laboratories or radiology centers.

         Federal and state self-referral and anti-kickback laws may also affect the Company's ability to structure future acquisitions of physician-owned businesses. Although these laws have created new business opportunities in that physicians must divest their financial interests in imaging centers and therapy centers, these laws also may have an adverse impact on the Company's ability to acquire new operations while maintaining the former physician-owners as part of the referral base. Many of these restrictions will no longer apply if the Company meets certain size criteria, which it expects to reach in 1997. In the past, Congress has considered legislation that could expand the self-referral ban from Medicare and Medicaid to all payors. There can be no assurance that such legislation will not be adopted or if adopted will not have a material adverse effect on the Company.

         Violations of the anti-kickback and other statutes could result in significant civil or criminal penalties, which could have a material adverse effect on the Company. The Company is unaware of any current regulatory investigations or regulatory or judicial proceedings pending against it or any of its facilities alleging material violations of any such laws. Nevertheless, while the Company endeavors to comply with all laws, regulations and other legal requirements applicable to its operations, there is no assurance that applicable statutes and regulations might not be interpreted by a regulatory or judicial authority in a manner that would adversely affect the Company.

         Effect of Cost Containment on Referrals. In an effort to control costs, non-governmental healthcare payors have implemented cost containment programs which could limit the ability of physicians to refer patients to the Company's facilities. For example, persons enrolled in prepaid healthcare plans, such as health maintenance organizations ("HMOs"), often are not free to choose where to obtain imaging, laboratory or radiation oncology therapy services. Rather, the health plan provides these services directly or contracts with providers at favorable rates and requires its enrollees to obtain such services only from such providers. Some insurance companies and self-insured employers also limit testing services to contracted providers. Such "closed" payment systems are now common to combat the rising cost of healthcare. As a result, the Company actively seeks and has obtained managed care contracts to provide imaging and clinical testing services. The Company seeks acquisitions in geographic areas in which in currently has Imaging Centers in order to create networks which it believes will make it more attractive to obtain exclusive contracts with managed care providers. There can be no assurance that the Company will be able to compete successfully in the managed care arena against larger companies with greater resources.

         Future Sales of Common Stock. Of the 23,440,201 shares of Common Stock outstanding at October 31, 1996, approximately 4 million shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, and under certain circumstances may be sold without registration pursuant to such Rule. Such shares are eligible for sale under Rule 144 at varying periods and all have registration rights. The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the then prevailing market price of the Common Stock although any substantial sale of restricted securities pursuant to Rule 144 may have an adverse effect. The sale, or the availability for sale, of substantial amounts of the Company's securities in the public market at any time could adversely affect the prevailing market price of such securities.

         Possible Issuance of Additional Common Stock in Acquisitions; Charge to Earnings for Amortization of Goodwill from Acquisitions. A major element of the Company's business strategy is to acquire additional medical service facilities. The consideration for these acquisitions may involve cash, notes and a significant number of shares of Common Stock, depending on the size of the acquisition. In connection with acquisitions, on a pro forma basis at September 30, 1996 the Company had approximately $145.0 million of goodwill and other intangibles on its balance sheet, which will be amortized over varying periods of up to 20 years and will result in annual charges to income of approximately $7.2 million in 1997. Future acquisitions will most likely result in additional amortization charges. There can be no assurance that the value of such goodwill will ever be realized by the Company.

         Broad Discretionary Use of Funds; Absence of Substantive Disclosure Relating to Acquisitions. The Company has broad discretion with respect to the specific application of its working capital, which are intended to be used for acquisitions of Imaging Centers and for working capital. The Company also intends to use excess working capital for acquisitions. Although the Company will endeavor to evaluate the risks inherent in any particular facility, there can be no assurance that the Company will properly ascertain all such risks. The Company will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. The Company does not intend to seek stockholder approval for any acquisitions unless required by applicable law or regulations and stockholders will most likely not have an opportunity to review financial information on an acquisition candidate prior to consummation of an acquisition.

         Substantial Competition. The market for imaging services is highly fragmented, with over 2,200 outpatient diagnostic Imaging Centers nationwide and no dominant national or regional imaging services provider. Competition varies by market and is generally higher in larger metropolitan areas where there is likely to be more facilities and more managed care organizations putting pricing pressure on the market. The Company competes with larger healthcare providers, such as hospitals, as well as other private clinics and radiology practices that own diagnostic imaging equipment. Competition often focuses on physician referrals at the local market level. Successful competition for referrals is a result of many factors, including participation in healthcare plans, quality and timeliness of test results, type and quality of equipment, facility location, convenience of scheduling and availability of patient appointment times. Many competitors are larger and have greater financial resources than the Company. The Company competes primarily on the basis of quality of equipment and service. There can be no assurance that competition in existing or new markets of the Company will not have a material adverse effect on the Company's results of operations. In addition, changes in the regulatory environment in which the Company operates and governmental and private reimbursement policies have increased competition in the industry and could thereby have a material adverse effect on the Company's results of operations.

         Dependence on Key Personnel. The Company's success depends upon the continued contributions of its executive officers and key operating personnel. The Company has entered into employment agreements with each of its executive officers. The loss of services of, or a material reduction in the amount of time devoted to the Company by either of such individuals or certain other key personnel could adversely affect the business of the Company. The Company has obtained key-man life insurance on the lives of its executive officers naming the Company as beneficiary.

         Governmental Regulation, Quality Assurance and Licenses. There are numerous federal and state laws that regulate Imaging Centers and require certification by the federal government and various state and local instrumentalities. The Company believes that it is in compliance with all relevant federal and state rules and regulations. Imaging Centers performing mammography services must meet federal, and in some jurisdictions state, standards for quality, as well as certification requirements, in order to receive reimbursement.

         In some instances, the Company is also subject to licensing and/or regulation under federal and/or state laws relating to the handling and disposal of hazardous waste and radioactive materials, as well as to the safety and health of employees. In addition, the Company is subject to state regulation, such as personnel licensing requirements, which may include qualifying examinations and continuing education requirements. The failure of the Company to remain in compliance with applicable laws and regulations could have a material adverse effect on its business and financial condition.

         Potential Liability and Insurance. The provision of medical services entails an inherent risk of professional malpractice and other similar claims. The Company believes that it does not engage in the practice of medicine; however, the Company could be implicated in a medical malpractice action through one of its providers, and there can be no assurance that claims, suits or complaints relating to services delivered by a radiologist or medical service provider will not be asserted against the Company. Although the Company maintains insurance it believes is adequate both as to risks and amounts, there can be no assurance that any claim asserted against the Company for professional or other liability will be covered by, or will not exceed the coverage limits of, such insurance. In addition, the availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the Company. The Company currently maintains liability coverage and requires all of its affiliated physicians to maintain malpractice and other liability coverage. There can be no assurance that the Company will be able to maintain insurance in the future at a cost that is acceptable to the Company or at all. Any claim made against the Company not fully covered by insurance could have a material adverse effect on the Company.

         Possible Volatility of Stock Price. Market prices for the Company's securities are influenced by a number of factors, including quarterly variations in the financial results of the Company and any competitors, changes in earnings, estimates by analysts, conditions in the digital information market, the overall economy and the financial markets.

         Substantial Indebtedness. The Company has indebtedness that is substantial in relation to its stockholder's equity. The indenture relating to the Debentures imposes significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness and pay dividends. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financings or otherwise may restrict corporate activities. The indenture permits the Company to incur additional indebtedness under certain conditions, and the Company expects to obtain additional indebtedness as so permitted.


         The Company's leverage could have important consequences including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company's leverage may hinder its ability to adjust rapidly to changing market conditions; and (iv) the leverage could make the Company more vulnerable in the event of a downturn in general economic conditions or its business.

         Possible Adverse Effects of Authorization of Preferred Stock; Anti-Takeover Provisions. The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. The issuance of such preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which stockholders may receive premiums for their shares of Common Stock or otherwise dilute the rights of holders of Common Stock and the market price of the Common Stock. The Company's Certificate of Incorporation and Bylaws also contains certain provisions which could discourage a hostile bid for the Company. Further, the Company is subject to the Delaware General Corporation Law provisions that may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. As a result, potential acquirors may be discouraged from seeking to acquire control of the Company through the purchase of Common Stock, which could have a negative effect on the price of the Company's securities.

         Dividends Unlikely. The Company does not intend to declare or pay cash dividends in the foreseeable future. Earnings are expected to be retained to finance and expand the Company's business. The Company's revolving line of credit prohibits the payment of dividends without the consent of the lender. See "Dividend Policy."

         Forward-Looking Statements. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.


                             SELLING STOCKHOLDERS

         This Prospectus covers the resale by the holders identified herein of up to 93,000 shares of Common Stock. Each Selling Stockholder is registering for sale all shares of Common Stock held by him. Upon the sale by each Selling Stockholder of the shares registered for sale, such holder will not hold any shares.

         Each Selling Stockholder acquired the shares directly from the Company as full payment of consulting fees that were payable by the Company in connection with a consulting agreement entered into in June 1994 at the time of the purchase of Computerized Medical Imaging Center by the Company. Each Selling Stockholder was a general partner of the former owner.

         The following table includes information furnished to the Company on behalf of the Selling Stockholders. Based on such information, after the sale by it of the shares of Common Stock hereby registered for sale, no Selling Stockholder will own, as of October 31, 1996, any shares of Common Stock.


                                 Shares Beneficially                                             Shares Beneficially
                                    Owned Before                      Shares to                    Owned After
Selling Stockholder                 the Offering                     be Offered                    the Offering
-------------------         ------------------------------           ----------             ---------------------------
                            Number           Percentage(1)                                  Number        Percentage(1)
                            ------           -------------                                  ------        -------------
Robert Cohenour, M.D.          31,000             *                 31,000                      0                 *
Morris Loffman, M.D.           31,000             *                 31,000                      0                 *
Steven Novom, M.D.             31,000             *                 31,000                      0                 *
------------------------

*        less than 1%.

                             PLAN OF DISTRIBUTION

         The Selling Stockholders may sell their securities from time to time. Shares of Common Stock being sold hereby may be offered to purchasers directly by any of the Selling Stockholders or through underwriters, brokers, dealers or agents from time to time in one or more transactions (which may include "block" transactions) on NNM in the over-the-counter market, or in transactions other than in the over-the-counter market. Any of such transactions may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement between the Selling Stockholders and such underwriters, brokers, dealers or agents or purchasers. If the Selling Stockholders effect such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions, or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         The securities offered hereby may be sold pursuant to this Prospectus or pursuant to an available exemption from the registration requirements of the Securities Act, such as the provisions of Rule 144 promulgated under the Securities Act, to the extent applicable. Under the securities laws of certain states, the securities offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         The Company will pay substantially all of the expenses incident to this Offering, other than commissions and fees and fees of others employed by a Selling Stockholder, including attorneys' fees. Under agreements entered into with the Company, certain of the Selling Stockholders and any broker-dealer they may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the securities by the Selling Stockholders.

         Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7 which provisions may limit the timing of purchases and sales of any of the securities by the Selling Stockholders.
All of the foregoing may affect the marketability of the securities.


                                LEGAL MATTERS

         The validity of the Securities offered hereby has been passed upon for the Company by Michael Karsch, Executive Vice President and General Counsel of the Company. Mr. Karsch beneficially owns 75,000 shares of Common Stock of the Company

                                 ACCOUNTANTS

         The financial statements of the Company included in this Prospectus have been audited by Moore Stephens, P.C., independent public accountants, for the periods and to the extent set forth in their reports incorporated by reference herein and are included in reliance upon such report and upon the authority of that firm as experts in accounting and auditing.

No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Initial Purchaser. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person where such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct at any time subsequent to the date hereof or that there has been no change in the circumstances of the Company since the date hereof.

                      TABLE OF CONTENTS

                                                         Page
                                                         ----
AVAILABLE INFORMATION.......................................2

INCORPORATION OF CERTAIN DOCUMENTS
BY REFERENCE................................................2

PROSPECTUS SUMMARY..........................................3

RISK FACTORS................................................6

SELLING STOCKHOLDERS........................................9

PLAN OF DISTRIBUTION........................................9

LEGAL MATTERS..............................................10

ACCOUNTANTS................................................10



                      US DIAGNOSTIC INC.



                         93,000 Shares
                         Common Stock


                          PROSPECTUS




                       November 27, 1996